SECU 11015801 SION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41988 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hennion & Walsh, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46 Waterview Plaza
(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Williams 973-299-8989
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, William Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hennion & Walsh, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Deborah Williams
Notary Public of New Jersey
My Commission Expires March 7, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HENNION & WALSH, INC.

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS


Independent Auditors' Report

Statement of Financial Condition as of December 31, 2010

Statement of Income for the year ended December 31, 2010

Statement of Changes in Shareholders' Equity for the year ended December 31, 2010

Statement of Changes in Liabilities Subordinated to Claims of General Creditors for the year ended December 31, 2010

Statement of Cash Flows for the year ended December 31, 2010

Notes to Financial Statements

Schedules:

- Computation of Net Capital
- Computation of Aggregate Indebtedness
- Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
- Reconciliation of Net Capital to Submitted Unaudited Net Capital
- Computation of Basic Net Capital Requirement
- SIPC Supplemental Report
- Auditors' Report on Internal Control

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hennion & Walsh, Inc.

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. as of December 31, 2010, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hennion & Walsh, Inc. as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 3, 2011
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

HENNION & WALSH, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010

## ASSETS

| | |
|---|---|
| Cash in bank and on hand | $ 669,764 |
| Receivable from brokers and dealers | 4,914,831 |
| State and Municipal Government Obligations - long position, at market value | 3,362,396 |
| Corporate obligations, at market value | 1,738,391 |
| Investment securities, at market value | 23,539 |
| Interest receivable - State and Municipal Government Obligations | 40,030 |
| Interest receivable - Corporate Obligations | 31,678 |
| Miscellaneous receivables and prepaid expenses | 305,437 |
| Deposit with clearing organization | 694,342 |
| Property, plant and equipment, at cost, less accumulated depreciation of $256,392 | 75,128 |
| Security deposits | 108,946 |
| | $11,964,482 |

The accompanying notes are an integral part of this financial statement

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| Payable to brokers and dealers | | $ 5,107,673 |
| State and Municipal Government Obligations - short position, at market value | | 411,784 |
| Corporate Obligations - short position, at market value | | 305,134 |
| Accounts payable, accrued expenses and taxes | | 706,834 |
| Deferred income | | 293,550 |
| | | 6,824,975 |
| **COMMITMENTS AND CONTINGENT LIABILITIES** | | |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock | | |
| Authorized 2,500 shares, no par value | | |
| Issued and outstanding 200 shares | $ 15,000 | |
| Capital in excess of par value | 173,402 | |
| Undistributed Sub-Chapter S income | 4,951,105 | |
| Total Shareholders' Equity | | 5,139,507 |
| | | $11,964,482 |

## HENNION & WALSH, INC.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| INCOME | | |
| Trading profits | | $18,795,326 |
| Commission income | | 476,871 |
| Interest income | | 260,104 |
| Miscellaneous income | | 1,614,585 |
| Total Income | | 21,146,886 |
| EXPENSES | | |
| Employee compensation and benefits | $ 11,946,990 | |
| Floor brokerage, exchange and clearance fees | 1,102,958 | |
| Communications and data processing | 466,589 | |
| Interest | 59,024 | |
| Occupancy | 571,967 | |
| Other expenses | 3,518,324 | |
| Total Expenses | | 17,665,852 |
| NET INCOME | | $ 3,481,034 |

# HENNION & WALSH, INC.

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| BALANCE - JANUARY 1, 2010 | $4,348,245 |
| Add: Net income | 3,481,034 |
| | 7,829,279 |
| Less: Shareholder withdrawals | 2,689,772 |
| BALANCE - DECEMBER 31, 2010 | $5,139,507 |

The accompanying notes are an integral part of these financial statements

HENNION & WALSH, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| BALANCE - JANUARY 1, 2010 | $ -0- |
| BALANCE - DECEMBER 31, 2010 | $ -0- |

The accompanying notes are an integral part of these financial statements

HENNION & WALSH, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $3,481,034 |
| Depreciation and amortization | 30,368 |
| Net decrease in operating assets and liabilities, detailed below | ( 273,441) |
| Net Cash Provided by Operating Activities | 3,237,961 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of fixed assets | ( 22,410) |
| Shareholders' withdrawals | ( 2,689,772) |
| Net Cash Used in Investing Activities | ( 2,712,182) |
| CASH FLOWS FROM FINANCING ACTIVITIES | -0- |
| Net increase in cash | 525,779 |
| CASH - JANUARY 1, 2010 | 143,985 |
| CASH - DECEMBER 31, 2010 | $ 669,764 |
| OPERATING ASSETS AND LIABILITIES | |
| (Increase) decrease - receivable from brokers and dealers | ($ 2,361,200) |
| (Increase) decrease - State and Municipal Government Obligations, at market value | 1,726,077 |
| (Increase) decrease - Corporate obligations, at market value | ( 155,811) |
| (Increase) decrease - investment securities, at market value | ( 1,362) |
| (Increase) decrease - interest receivable - State and Municipal Government Obligations | 30,959 |
| (Increase) decrease - interest receivable - Corporate Obligations | ( 11,936) |
| (Increase) decrease - miscellaneous receivables and prepaid expenses | 41,815 |
| Increase (decrease) - payable to brokers and dealers | 731,763 |
| Increase (decrease) - accounts payable, accrued expenses and taxes | 64,089 |
| Increase (decrease) - State and Municipal Government Obligations - short position, at market value | ( 378,034) |
| Increase (decrease) - Corporate obligations - short position, at market value | 163,799 |
| Increase (decrease) - deferred income | ( 123,600) |
| DECREASE IN OPERATING ASSETS AND LIABILITIES | ($ 273,441) |
| SUPPLEMENTAL CASH FLOW INFORMATION | |
| Amount paid for: | |
| Interest expense | $ 59,024 |
| Income taxes | $ 2,080 |

The accompanying notes are an integral part of these financial statements

HENNION & WALSH, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

State and Municipal Obligation transactions are recorded on a trade date basis.

INVENTORY VALUATION

State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight-line method over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred; renewals and betterments are charged to the appropriate asset account.

On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company's future minimum lease commitments under real estate leases are as follows:

| Year Ended | |
|---|---|
| December 31, 2011 | $ 553,005 |
| December 31, 2012 | 512,992 |
| December 31, 2013 | 19,067 |
| | $1,085,064 |

The Company is currently involved in four separate arbitration proceedings with FINRA. The Company plans to defend each of these cases vigorously and believes that none of these proceedings will have an adverse effect of the financial position of the Company. Counsel has stated that at this point there is no way to determine the outcome of any of these arbitrations.

Except as noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

## NOTE 3 - INCOME TAXES

The Company, with the consent of its shareholders, has elected to have its income or loss reported directly by the shareholders under provisions of Sub-Chapter S of the Internal Revenue Code. Therefore, there is no provision for Federal Income Taxes. Beginning in 1994, the Company has elected to be taxed under the S-Corporation rules for the State of New Jersey.

## NOTE 4 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, receivables, securities and payables to brokers and dealers approximate their respective fair values.

## NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined, or $250,000, whichever is greater. At December 31, 2010 the Company had a net capital of $3,344,886 which exceeded the requirements by $3,094,886.

## NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engage in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 4 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, receivables, securities and payables to brokers and dealers approximate their respective fair values.

## NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined, or $250,000, whichever is greater. At December 31, 2010 the Company had a net capital of $3,344,886 which exceeded the requirements by $3,094,886.

## NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engage in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

# HENNION & WALSH, INC.

## COMPUTATION OF NET CAPITAL

## AS OF DECEMBER 31, 2010

| | | |
|---|---|---|
| TOTAL SHAREHOLDERS' EQUITY | | $5,139,507 |
| TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL | | $5,139,507 |
| DEDUCTIONS OR CHARGES | | |
| Non-allowable assets | | |
| Net book value of fixed assets | $ 75,128 | |
| Miscellaneous receivables | 305,437 | |
| Other | 108,946 | |
| Total Non-Allowable Assets | | 489,511 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | | 4,649,996 |
| HAIRCUTS | | |
| State and Municipal Government Obligations | 198,056 | |
| Corporate obligations | 149,419 | |
| Other securities | 73,587 | 421,062 |
| NET CAPITAL | | $4,228,934 |

The accompanying notes are an integral part of these financial statements

# HENNION & WALSH, INC.

## COMPUTATION OF AGGREGATE INDEBTEDNESS

## AS OF DECEMBER 31, 2010

| | |
|---|---|
| TOTAL AGGREGATE INDEBTEDNESS LIABILITIES | |
| Accounts payable, accrued expenses and taxes | $ 706,834 |
| Deferred income | 293,550 |
| TOTAL AGGREGATE INDEBTEDNESS | $1,000,384 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 23.66% |

The accompanying notes are an integral part of these financial statements

HENNION & WALSH, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

HENNION & WALSH, INC.

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2010

| | |
|---|---|
| NET CAPITAL PER UNAUDITED X17A-5 | $4,228,934 |
| NET CAPITAL PER AUDITED REPORT | $4,228,834 |

HENNION & WALSH, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2010

| | |
|---|---|
| MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS | $ 66,692 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER | $ 250,000 |
| NET CAPITAL REQUIREMENT | $ 250,000 |
| EXCESS NET CAPITAL | |
| (Net capital less net capital requirement) | $3,978,934 |
| EXCESS NET CAPITAL AT 1,000% | |
| (Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting dealer) | $3,928,934 |

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconcilition

To the Board of Directors
Hennion & Walsh, Inc
2001 Route 46, 4th Floor
Parisppany, NJ 07054

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010 which were agreed to by Hennion & Walsh, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating Hennion & Walsh, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hennion & Walsh, Inc.'s management is responsible for Hennion & Walsh, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 3, 2011
New York, New York

HENNION & WALSH, INC.

SIPC SUPPLEMENTAL REPORT

AS OF DECEMBER 31, 2010

SIPC assessments for the year ended December 31, 2010 totaled $50,784, which were paid as follows:

| Period Ended | Date Paid | Amount |
|---|---|---|
| June 30, 2010 | July 27, 2010 | $27,667 |
| December 31, 2010 | February 3, 2011 | 23,117 |
| | | $50,784 |

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

## Auditors' Report on Internal Control

To the Board of Directors
Hennion & Walsh, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Hennion & Walsh, Inc. (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 3, 2011
New York, New York

HENNION & WALSH, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

LOUIS STERNBACH & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

LSC